Frequently Asked Questions

Q. What is the GreenLifeTech™ innovation?

A. GreenLifeTech™ uses a simple, safe, and scalable technology to eliminate atmospheric oxygen to deliver a new and economical means of extending the consumable life of fresh produce to 5x, using no harmful chemicals or needing any replacement parts, applicable across the entire food chains of farm harvest, distribution, household and commercial, to reduce waste, and supports making our existing agricultural produce more available and safer for human consumption.

Q. Why does oxygen slow the ripening process?

A. The ripening process requires the presence of ethylene (product of the fresh produce) and oxygen. Without oxygen the ripening process cannot be completed.

Q. Is the technology safe?

A. Yes, very safe, as no harmful chemicals or additives are used, and when the oxygen is removed from the container, it is simply placed back into the air, conserving the environment.

Q. Can I use this “container” in my home?

A. Yes, the initial product offering shall be a US household countertop system, FreshDefend™.

Q. Is FreshDefend™ complicated to operate?

A. No, you simply plug it in, open the cover, place your fresh produce inside then close the cover.

Q. Does it have to be refrigerated?

A. No, the GreenLifeTech™ method does not require refrigeration.

Q. Will FreshDefend™ come with attachments?

A. Yes, there is an easy option to expand the FreshDefend™ system to a portable container (for school/office lunches or travel or picnics) or wine bottle using the snap-on tube and connector, still keeping wine in an opened bottle or your fruits and vegetables *on the go* fresh!

Q. How long does it take to work, i.e., how much time is required to perform the oxygen removal?

A. The time required is a function of the initial amount of air in the container. The more fruits and vegetables in the container, the less air. Cycle times for the FreshDefend™ would typically be 3 minutes while a small portable container may require only 30 seconds.

Q. How can FreshDefend™ save me money?

A. The planned target MSRP is $199 and given the US household wastes an average of $1,800 per year on fresh produce due to spoilage, the ROI would only be slightly over one month at 40 calendar days. If you waste less, you spend less.

Q. Is the technology scalable? Where else can the technology be applied?

A. GreenLifeTech™ plans to start with a US household countertop unit, FreshDefend™, then scale and expand the system within larger containers to US restaurants, food retailers’ refrigerated storage, licensing to refrigeration OEMs, to standard stackable commercial containers for farmers' harvest, and to containers for food donation banks, primarily targeting low-income communities.

Q. Is the GreenLifeTech™ technology protected?

A. Yes, GreenLifeTech™ has two international pending patents.

197 Camelot Drive
Banner Elk, NC 28604

broesner@greenlifetech.com
www.greenlifetech.com